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                                                                    Exhibit 99.3

                    QIAGEN Reports Third Quarter 2002 Results

Venlo, The Netherlands, October 28, 2002 - QIAGEN N.V. (Nasdaq: QGENF, Neuer
Markt: QIA) today announced the results of operations for its third quarter and nine-month period ended September 30, 2002.

The Company reported that consolidated net sales for its third quarter increased 21% to $76.9 million, from $63.3 million for the same period in 2001. Operating income increased 28% to $12.9 million from $10.1 million in the comparable period in 2001, net income increased 18% to $7.3 million from $6.2 million in the same quarter of 2001 and diluted earnings per share increased 25% to $0.05 (based on 146.0 million average shares and share equivalents outstanding) from $0.04 (based on 144.9 million average shares and share equivalents outstanding).

The reported consolidated net sales were higher than and diluted earnings per share were in line with the Company's guidance for the third quarter as communicated on July 3, 2002.

For the nine-month period ended September 30, 2002, total reported net sales increased 14% to $220.2 million from $192.5 million in the comparable period of 2001. Excluding the effect of one-time charges related to the acquisition of GenoVision AS during the second quarter 2002 as well as related to the acquisition of the SAWADY group during the first quarter of 2001 and a gain on the sale of a financial asset of approximately $1.4 million during the second quarter of 2001, operating income for the nine-month period ended September 30, 2002 increased 4% to $40.9 million from $39.3 million in 2001 and net income decreased 2% to $23.6 million in 2002 from $24.1 million in 2001 and diluted earnings per share decreased 6% to $0.16 from $0.17. Reported operating income, which was negatively impacted by one-time charges and the Company's financial performance in the second quarter of 2002, increased 5% to $38.0 million from $36.3 million in the comparable period in 2001, net income decreased 9% to $21.4 million from $23.5 million in the first nine-months of 2001, and diluted earnings per share decreased 6% to $0,15 (based on 145.8 million average shares and share equivalents) from $0,16 (based on 145.0 million average shares and share equivalents).

"We are pleased to have achieved significant revenue growth during this third quarter of 2002," said Dr. Metin Colpan, QIAGEN's Chief Executive Officer. "Our core consumable products for the separation, purification and handling of nucleic acids represented approximately 72% of consolidated net sales and showed strong growth of approximately 24%. Academic, pharmaceutical and biotech markets for these products all continued to show strong increases in demand. Our synthetic nucleic acid business contributed approximately 13% of net sales. We met our targets in this third quarter in this business and remain optimistic about opportunities in profitable segments, however, the synthetic nucleic acid business continues to perform below the profitability and growth expectations we set for our businesses in general. The instrumentation business represented approximately 10% of net sales and experienced a growth rate of 7% compared to the second quarter 2002. QIAGEN launched a series of exciting new automation products in this third quarter such as the BioRobot MDx targeting clinical customers as well as the BioRobot M product lines. We believe that these products have the potential to contribute to significant growth in future periods. With its unique and highly focused portfolio addressing more than 80 different applications in nucleic acid handling, separation and purification, QIAGEN is well positioned to take full advantage of the accelerating momentum in the life science industry."

QIAGEN will host a conference call at 9:30 am EST on October 29, 2002. A webcast of the conference call will be available at www.videonewswire.com/QIAGEN/102902.

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QIAGEN N.V., a Netherlands holding company with subsidiaries in Germany, the
United States, Japan, the United Kingdom, Switzerland, France, Italy, Australian, Norway and Canada, believes it is the world's leading provider of innovative enabling technologies and products for the separation, purification and handling of nucleic acids. The Company has developed a comprehensive portfolio of more than 320 proprietary, consumable products for nucleic acid separation, purification and handling, nucleic acid amplification, as well as automated instrumentation, synthetic nucleic acid products and related services. QIAGEN's products are sold in more than 42 countries throughout the world to academic research markets and to leading pharmaceutical and biotechnology companies. In addition, the Company is positioning its products for sale into developing commercial markets, including DNA sequencing and genomics, nucleic acid-based molecular diagnostics, and genetic vaccination and gene therapy. QIAGEN employs approximately 1,700 people worldwide. Further information on QIAGEN can be found at www.qiagen.com.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products and markets and operating results are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations and risks of dependency on logistics), variability of operating results, the commercial development of the DNA sequencing, genomics and synthetic nucleic acid-related markets, nucleic acid-based molecular diagnostics market, genetic vaccination and gene therapy markets, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN's products (including seasonal fluctuations), difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products, the ability of QIAGEN to identify and develop new products and to differentiate its products from competitors, and the integration of acquisitions of technologies and businesses. For further information, refer to the discussion in reports that QIAGEN has filed with the U.S. Securities and Exchange Commission (SEC).

                                      ###
                    Financial Information Saved in PDF Format
     Contacts:
Peer M. Schatz
Chief Financial Officer
QIAGEN N.V.
+49 2103 2911 702
e-mail: p.schatz@de.QIAGEN.com
Dr. Solveigh Mahler
Manager Investor Relations
QIAGEN N.V.
+49 2103 2911 710
e-mail: s.maehler@de.QIAGEN.com
Noonan Russo Presence
Veronica Sellar, Sarah Burl
+44 (0)20 7726 4452
Mary Claire Duch
+1 212 845 4278